UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 28, 2010

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

The following is an English translation of excerpt regarding Basel II capital adequacy disclosure and relevant information released in our Japanese language disclosure material published in January 2010. The capital adequacy disclosure and other financial information included herein are based on Japanese GAAP pursuant to Japanese regulatory requirements.

In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Status of Capital Adequacy

Capital adequacy ratio highlights

The Basel II Framework, based on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” issued by the Basel Committee on Banking Supervision, requires the disclosure of capital adequacy information to ensure the enhanced effectiveness of market discipline. Our disclosure is made under the “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Capital Adequacy Conditions, etc. pursuant to Article 19-2, Paragraph 1, Item 5, Subitem (d), etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 10 of 1982)” (FSA Notice No. 15 of 2007). As a method to calculate the amount of credit risk-weighted assets under the Basel II Framework, we have adopted the advanced internal ratings-based approach since March 31, 2009 in place of the foundation internal ratings-based approach that we had been using previously. In addition, as a method to calculate the amount equivalent to the operational risk, we have adopted the advanced measurement approach since September 30, 2009 in place of the gross profit allocation approach (the standardized approach). The figures disclosed herein are therefore based on the foundation internal ratings-based approach and the gross profit allocation approach for the six months ended September 30, 2008 and the advanced internal ratings-based approach and the advanced measurement approach for the six months ended September 30, 2009.

■ Capital adequacy ratio highlights

Mizuho Financial Group (Consolidated)

	(Billions of yen)
	As of September 30, 2008	As of September 30, 2009
Consolidated capital adequacy ratio (BIS standard)	11.45%	12.91%
Tier 1 capital ratio	7.36%	8.71%
Tier 1 capital	4,747.0	5,148.7
Tier 2 capital	2,971.4	2,733.4
Deductions for total risk-based capital	337.3	249.5
Total risk-based capital	7,381.2	7,632.6
Risk-weighted assets	64,464.8	59,102.3

(Reference)

Mizuho Corporate Bank (Consolidated)

	(Billions of yen)
	As of September 30, 2008	As of September 30, 2009
Consolidated capital adequacy ratio (BIS standard)	11.68%	14.53%
Tier 1 capital ratio	8.43%	11.44%
Tier 1 capital	3,011.4	3,784.5
Tier 2 capital	1,437.0	1,205.3
Deductions for total risk-based capital	280.2	184.3
Total risk-based capital	4,168.1	4,805.6
Risk-weighted assets	35,685.7	33,072.0

Mizuho Corporate Bank (Non-consolidated)

	(Billions of yen)
	As of September 30, 2008	As of September 30, 2009
Non-consolidated capital adequacy ratio (BIS standard)	12.62%	15.60%
Tier 1 capital ratio	7.60%	10.39%
Tier 1 capital	2,641.1	3,136.8
Tier 2 capital	1,812.0	1,659.5
Deductions for total risk-based capital	67.2	89.4
Total risk-based capital	4,385.8	4,707.0
Risk-weighted assets	34,750.5	30,165.4

Mizuho Bank (Consolidated)

	(Billions of yen)
	As of September 30, 2008	As of September 30, 2009
Consolidated capital adequacy ratio (Domestic standard)	11.58%	12.79%
Tier 1 capital ratio	6.79%	7.50%
Tier 1 capital	1,865.8	1,837.1
Tier 2 capital	1,379.6	1,355.9
Deductions for total risk-based capital	61.5	62.1
Total risk-based capital	3,183.8	3,130.9
Risk-weighted assets	27,478.9	24,472.1
(Reference) Consolidated capital adequacy ratio (BIS standard)	11.51%	12.76%

Mizuho Bank (Non-Consolidated)

	(Billions of yen)
	As of September 30, 2008	As of September 30, 2009
Non-consolidated capital adequacy ratio (Domestic standard)	11.48%	13.01%
Tier 1 capital ratio	6.75%	7.65%
Tier 1 capital	1,796.1	1,798.2
Tier 2 capital	1,352.0	1,355.0
Deductions for total risk-based capital	93.0	98.3
Total risk-based capital	3,055.1	3,054.9
Risk-weighted assets	26,600.2	23,480.7
(Reference) Non-consolidated capital adequacy ratio (BIS standard)	11.43%	12.95%

Status of Mizuho Financial Group’s consolidated capital adequacy

■	Consolidated capital adequacy ratio

(1) Summary table of consolidated capital adequacy ratio (BIS standard)

			(Billions of yen)
			As of September 30, 2008	As of September 30, 2009
Tier 1 capital	Common stock and preferred stock		1,540.9	1,805.5

	Non-cumulative perpetual preferred stock		—	—

	Advance payment for new shares		—	—
	Capital surplus		411.2	552.1
	Retained earnings		1,290.1	696.0
	Less: Treasury stock		6.2	5.1
	Advance payment for treasury stock		—	—
	Less: Dividends (estimate), etc		—	—
	Less: Unrealized losses on other securities		—	—
	Foreign currency translation adjustments		(83.5)	(93.2)
	Stock acquisition rights		—	2.3

	Minority interest in consolidated subsidiaries		1,636.4	2,296.4

	Preferred securities issued by overseas SPCs		1,461.2	1,937.1

	Less: Goodwill equivalent		—	—
	Less: Intangible fixed assets recognized as a result of a merger		—	42.9
	Less: Capital increase due to securitization transactions		10.6	7.1
	Less: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		31.2	55.2
	Total of Tier 1 capital before deduction of deferred tax assets (total of the above items)		4,747.0	5,148.7
	Deduction for deferred tax assets		—	—

	Total	(A)	4,747.0	5,148.7

	Preferred securities with a step-up interest rate provision	(B)	524.0	524.0
	Ratio to Tier 1 = (B) / (A) X 100		11.03%	10.17%

Tier 2 capital	45% of unrealized gains on other securities		56.9	73.1
	45% of revaluation reserve for land		113.0	112.1
	General reserve for possible losses on loans		7.0	5.6
	Excess of eligible reserves relative to expected losses by banks adopting internal ratings-based approach		—	—

	Debt capital, etc.		2,794.4	2,542.5

	Perpetual subordinated debt and other debt capital		681.8	629.6
	Dated subordinated debt and redeemable preferred stock		2,112.5	1,912.8

	Total		2,971.4	2,733.4

	Tier 2 capital included as qualifying capital	(C)	2,971.4	2,733.4

Tier 3 capital	Short-term subordinated debt		—	—

	Tier 3 capital included as qualifying capital	(D)	—	—

Deductions for total risk-based capital	Deductions for total risk-based capital	(E)	337.3	249.5

Total risk-based capital	(A) + (C) + (D) – (E)	(F)	7,381.2	7,632.6

Risk-weighted assets	Credit risk-weighted assets	(G)	59,136.6	53,802.2

	On-balance-sheet items		48,689.8	44,019.0
	Off-balance-sheet items		10,446.7	9,783.1

	Market risk equivalent assets [(I)/8%]	(H)	1,753.0	1,384.1
	(Reference) Market risk equivalent	(I)	140.2	110.7
	Operational risk equivalent assets [(K)/8%]	(J)	3,575.1	3,915.8
	(Reference) Operational risk equivalent	(K)	286.0	313.2
	Adjusted floor amount	(L)	—	—

	Total [(G) + (H) + (J) + (L)]	(M)	64,464.8	59,102.3

Consolidated capital adequacy ratio (BIS standard) = (F) / (M) X 100			11.45%	12.91%

Tier 1 capital ratio = (A) / (M) X 100			7.36%	8.71%

Notes:

1.	The above figures are calculated based on the BIS standard applied on a consolidated basis under the “Standards for Determining the Status of Capital Adequacy in consideration of assets held by a bank holding company and by its subsidiaries, in accordance with Banking Law Article 52-25” (FSA Notice No. 20 of 2006 (the “Notice”)). For the figures as of September 30, 2009, we did not apply the exception to the Notice (FSA Notice No. 79 of 2008).

2.	As it is not possible to break down Mizuho Financial Group’s common stock and preferred stock according to classes of stock, no value for non-cumulative perpetual preferred stock is stated separately from capital.

3.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with Ernst & Young ShinNihon LLC, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Report No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements. This consists of an examination under agreed-upon procedures performed by Ernst & Young ShinNihon LLC on a portion of the internal control structure concerning the calculation of the capital adequacy ratio and a report of the results to us. As such, they do not represent an opinion regarding the capital adequacy ratio itself nor the internal controls related to the calculation of the capital adequacy ratio.

4.	The amounts of net deferred tax assets as of September 30, 2008 and 2009 were ¥841.0 billion and ¥615.1 billion, respectively, and the maximum amounts of deferred tax assets that can be recorded without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratio as of September 30, 2008 and 2009 were ¥949.4 billion and ¥1,029.7 billion, respectively.

5.	The “adjusted floor amount” as of September 30, 2008 is the amount obtained by multiplying (i) 12.5 by (ii) the excess, if any, of the required capital under Basel I multiplied by the rate prescribed in the Notice over the required capital under the foundation internal ratings-based approach and the gross profit allocation approach. The “adjusted floor amount” as of September 30, 2009 is the amount obtained by multiplying (i) 12.5 by (ii) the excess, if any, of the required capital under the advanced internal rating-based approach and the gross profit allocation approach multiplied by the rate prescribed in the Notice over the required capital under the advanced internal ratings-based approach and the advanced measurement approach.

6.	Among our group companies that were subject to the calculation of consolidated capital adequacy ratio pursuant to Article 3 of the Notice, the numbers of consolidated subsidiaries were 147 and 164 as of September 30, 2008 and 2009, respectively. There was no company that was subject to the deductible items set forth in Article 8, Paragraph 1, Item 2, Subitem (a) through (c) of the Notice as of September 30, 2008 and 2009.

Summary of preferred securities

We have included each of the following preferred securities issued by our overseas special purpose companies as Tier 1 capital for the purposes of our consolidated capital adequacy ratios.

Preferred securities issued by SPCs of Mizuho Financial Group

Issuer	Mizuho Preferred Capital (Cayman) 1 Limited (as “MPC1,” and the preferred securities described below are referred to as the “MPC1 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2012 (subject to prior approval from regulatory authorities)

Dividends	Floating dividend rate (No dividend rate step-up. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)

Dividend payment date	Last business day of June in each year

Total amount issued	¥171.0 billion

Issue date	February 14, 2002

Dividend suspension events

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC 1 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC 1 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date(5), and Mizuho Financial Group issues to MPC 1 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

Mandatory dividend event	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividends are paid to the extent applicable).

Distributable amounts limitation	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC1, dividends are limited to the Available Distributable Amounts(3).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.

Claims on residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(2)

Issuer	Mizuho Capital Investment (USD) 1 Limited (“MCI (USD) 1,” and the preferred securities described below are referred to as “MCI (USD) 1 Preferred Securities.”)	Mizuho Capital Investment (EUR) 1 Limited (“MCI (EUR) 1,” and the preferred securities described below are referred to as “MCI (EUR) 1 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None

Optional redemption	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2011, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first five years (although a floating dividend rate is applied with respect to dividend payment dates after June 2011. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Dividend payment date	June 30th and December 30th of each year	June 30th of each year until June 2011, and June 30th and December 30th of each year thereafter

Total amount issued	US$600 million	€500 million

Issue date	March 13, 2006	March 13, 2006

Dividend suspension events

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(11) is insufficient, or dividends on its preferred stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (USD) 1 Preferred Securities, and Mizuho Financial Group issues a dividend suspension notice to MCI (USD) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (USD) 1.

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(12) is insufficient, or dividends on its preferred stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (EUR) 1 Preferred Securities, and Mizuho Financial Group issues a dividend suspension notice to MCI (EUR) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (EUR) 1.

Mandatory dividend event	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, dividend payments for the full amount of MCI (USD) 1 Preferred Securities must be made on the dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, dividend payments for the full amount of MCI (EUR) 1 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (USD) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(11).	Dividends for the MCI (EUR) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(12).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (USD) 1 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (EUR) 1 Preferred Securities are also reduced by an equal percentage.

Claims for residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)

Issuer	Mizuho Capital Investment (JPY) 1 Limited (“MCI (JPY) 1,” and the preferred securities described below are referred to as “MCI (JPY) 1 Preferred Securities.”)	Mizuho Capital Investment (JPY) 2 Limited (“MCI (JPY) 2,” and the preferred securities described below are referred to as “MCI (JPY) 2 Preferred Securities.”)	Mizuho Capital Investment (JPY) 3 Limited (“MCI (JPY) 3,” and the preferred securities described below (Series A and Series B) are collectively referred to as “MCI (JPY) 3 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None	None

Optional redemption	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2018, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2019, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2018. Dividend rate step-up is applied. Dividend payments that are suspended are non-cumulative.)

Series A

Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2019. Dividend rate step-up is applied. Dividend payments that are suspended are non-cumulative.)

Series B

Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2019. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Dividend payment date	June 30th and December 30th of each year	June 30th and December 30th of each year	June 30th and December 30th of each year

Total amount issued	¥400 billion	¥274.5 billion	Series A ¥249.5 billion Series B ¥53.5 billion

Issue date	January 12, 2007	January 11, 2008	July 11, 2008

Dividend suspension events	(Mandatory dividend suspension or reduction event) (1) When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;	(Mandatory dividend suspension or reduction event) (1) When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;	(Mandatory dividend suspension or reduction event) (1) When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(14) is insufficient, or dividends on its preferred stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 1 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 1

(2)    when Mizuho Financial Group’s Available Distributable Amounts(15) is insufficient, or dividends on its preferred stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 2 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 2; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 2

(2)    when Mizuho Financial Group’s Available Distributable Amounts(16) is insufficient, or dividends on its preferred stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 3 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 3; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 3

Mandatory dividend event

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 1 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 2 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 3 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (JPY) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(14).	Dividends for the MCI (JPY) 2 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(15).	Dividends for the MCI (JPY) 3 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(16).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (JPY) 1 Preferred securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (JPY) 2 Preferred securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (JPY) 3 Preferred securities are also reduced by an equal percentage.

Claims for residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)

Issuer	Mizuho Capital Investment (JPY) 4 Limited (“MCI (JPY) 4,” and the preferred securities described below are referred to as “MCI (JPY) 4 Preferred Securities.”)	Mizuho Capital Investment (USD) 2 Limited (“MCI (USD) 2,” and the preferred securities described below are referred to as “MCI (USD) 2 Preferred Securities.”)	Mizuho Capital Investment (JPY) 5 Limited (“MCI (JPY) 5,” and the preferred securities described below (Series A, Series B and Series C) are collectively referred to as “MCI (JPY) 5 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None	None

Optional redemption	Starting from the dividend payment date falling in June 2015, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2014, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Series A

Starting from the dividend payment date falling in June 2014, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Series B

Starting from the dividend payment date falling in June 2015, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Series C

Starting from the dividend payment date falling in June 2015, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first seven years (although a floating dividend rate is applied with respect to dividend payment dates after June 2015. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first five years (although a floating dividend rate is applied with respect to dividend payment dates after June 2014. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Series A

Fixed dividend rate for the first five years (although a floating dividend rate is applied with respect to dividend payment dates after June 2014. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Series B

Fixed dividend rate for the first six years (although a floating dividend rate is applied with respect to dividend payment dates after June 2015. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Series C

Fixed dividend rate for the first six years (although a floating dividend rate is applied with respect to dividend payment dates after June 2015. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Dividend payment date	March 31, 2009 and June 30th and December 30th of each year	June 30th and December 30th of each year	June 30th and December 30th of each year

Total amount issued	¥355 billion	$850 million	Series A ¥139.5 billion Series B ¥72.5 billion Series C ¥25.0 billion

Issue date	December 29, 2008	February 27, 2009	Series A June 30, 2009 Series B August 31, 2009 Series C September 29, 2009

Dividend suspension events

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts( [1]7) is insufficient, or dividends on its preferred stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts( [1]8) is insufficient, or dividends on its preferred stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(19) is insufficient, or dividends on its preferred stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 4 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 4; and

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (USD) 2 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (USD) 2; and

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 5 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 5; and

(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 4	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (USD) 2	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 5

Mandatory dividend event

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 4 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (USD) 2 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 5 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (JPY) 4 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(17).	Dividends for the MCI (USD) 2 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(18).	Dividends for the MCI (JPY) 5 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(19).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (JPY) 4 Preferred securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (USD) 2 Preferred securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (JPY) 5 Preferred securities are also reduced by an equal percentage.

Claims for residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)

Notes:
(1)	Loss Absorption Certificate
Refers to a certificate that Mizuho Financial Group delivers to the issuer (in case of the loss absorption event set forth in clause (iv) below, the issuance thereof is at our discretion) upon any of the following events with respect to Mizuho Financial Group: (i) liquidation event that shall be deemed to occur where a liquidation proceeding is commenced by or against Mizuho Financial Group or a competent court in Japan shall have (a) adjudicated Mizuho Financial Group to be subject to bankruptcy proceedings or (b) approved a preparation of a reorganization plan for abolishment of all business of Mizuho Financial Group; (ii) reorganization event that shall be deemed to occur if a competent court in Japan shall have adjudicated (a) the commencement of a corporate reorganization proceeding of Mizuho Financial Group under the Corporate Reorganization Law or (b) the commencement of a civil rehabilitation proceeding of Mizuho Financial Group under the Civil Rehabilitation Law; (iii) governmental action that shall be deemed to occur if the government authority in Japan (a) publicly declares Mizuho Financial Group is not able to pay its debts as they become due, (b) publicly declares Mizuho Financial Group’s liabilities exceed its assets, (c) publicly declares Mizuho Financial Group to be under public management or (d) issues an order that Mizuho Financial Group be transferred to a third party; (iv) inadequate ratio event that shall be deemed to occur if capital adequacy ratio or Tier 1 capital ratio fails to meet the minimum requirement or would fall short as a result of a dividend payment on the relevant preferred securities; (v) default event that shall be deemed to occur if Mizuho Financial Group is not able to pay its debts as they become due or would not be able to do so as a result of a dividend payment on the relevant preferred securities; or (vi) insolvency event shall be deemed to occur if the liabilities of Mizuho Financial Group exceeds its assets or would exceed its assets as a result of a dividend payment on the relevant preferred securities.

(2)	Preferred Stock

Refers to preferred stock of Mizuho Financial Group qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of Mizuho Financial Group as to dividend payments. It includes such preferred stocks that are issued in the future.

(3)	Available Distributable Amounts

Refers to the maximum amount available for dividends (“Distributable Amounts”) calculated based on the immediately preceding fiscal year’s financial statements, less the aggregate amount of dividends paid previously during the current fiscal year and scheduled to be paid thereafter in respect of such fiscal year in respect of any Preferred Stock (provided that each interim dividend payment on Preferred Stock to be paid during such current Fiscal Year shall be excluded in calculating Available Distributable Amounts). Notwithstanding the foregoing, if there are securities issued by a company other than Mizuho Financial Group of which the rights to dividends and the rights at the time of liquidation, etc., are determined by reference to the financial condition and results of operation of Mizuho Financial Group and which rank, in relation to MPC1, equal in point of subordination as the Parity Preferred Securities(6) (“Parallel Preferred Securities”), the Available Distributable Amounts are adjusted as follows:

Available Distributable Amounts after the adjustment = Available Distributable Amounts x (Total of full dividend payment amount for Parity Preferred Securities(6) in such fiscal year) / (Total of full dividend payment amount for Parity Preferred Securities(6) in such fiscal year + Total amount of full dividend payment amount for Parallel Securities in such fiscal year)

(4)	Distributable Amounts Limitation Certificate

Refers to a certificate issued by Mizuho Financial Group on or before the annual general meeting of shareholders to issuers if Available Distributable Amounts falls short of total dividends to be paid on the dividend payment date, which shall set forth the Available Distributable Amounts of such fiscal year.

(5)	Mandatory Dividend Payment Date

Refers to a dividend payment date in June of a calendar year when a fiscal year of Mizuho Financial Group ends with respect to which it paid dividends on its common stock.

(6)	Parity Preferred Securities

Refers to the collective designation for preferred securities and MPC1 Preferred Securities issued by MPC1 which are perpetual and the dividend payment dates and the use of proceeds are the same as that of the relevant MPC1 Preferred Securities. (As to MPC1, for example, Parity Preferred Securities are the collective designation of MPC1 Preferred Securities as well as other preferred securities that satisfy the above conditions if newly issued in the future.)

(7)	Liquidation Event

Shall be deemed to occur where a liquidation proceeding is commenced by or against Mizuho Financial Group or a competent court in Japan shall have (i) adjudicated Mizuho Financial Group to be subject to bankruptcy proceedings or (ii) approved a preparation of a reorganization plan for abolishment of all business of Mizuho Financial Group.

(8)	Reorganization Event

Shall be deemed to occur if a competent court in Japan shall have adjudicated (i) the commencement of a corporate reorganization proceeding of Mizuho Financial Group under the Corporate Reorganization Law or (ii) the commencement of a civil rehabilitation proceeding of Mizuho Financial Group under the Civil Rehabilitation Law.

(9)	Insolvency Event

Shall be deemed to occur if (i) Mizuho Financial Group is not able to pay its debts as they become due or would not be able to do so as a result of a dividend payment on the relevant preferred securities, or (ii) if the liabilities of Mizuho Financial Group exceeds its assets or would exceed its assets as a result of a dividend payment on the relevant preferred securities.

(10)	Governmental Action

Shall be deemed to occur if the government authority in Japan (i) publicly declares Mizuho Financial Group is not able to pay its debts as they become due, (ii) publicly declares Mizuho Financial Group’s liabilities exceed its assets, (iii) publicly declares Mizuho Financial Group to be under public management or (iv) issues an order that Mizuho Financial Group be transferred to a third party.

(11)	Available Distributable Amounts for MCI (USD) 1 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (USD) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (USD) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (USD) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (USD) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date falling in June, pro-rated between full dividends on MCI (USD) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (USD) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(12)	Available Distributable Amounts for MCI (EUR) 1 Preferred Securities

(Up to the dividend payment date falling in June 2011)

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend payment amount on MCI (EUR) 1 Preferred Securities and the full dividend payment amount on preferred securities for the then current fiscal year that are equivalently subordinated in nature with MCI (EUR) 1 Preferred Securities (“Equivalent Securities”).

(From the dividend payment date falling in December 2011)

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend payment amount on MCI (EUR) 1 Preferred Securities and the full dividend amount on Equivalent Securities to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (EUR) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Sock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (EUR) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date falling in June, pro-rated between full dividends on MCI (EUR) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (EUR) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(13)	PreferredStocks

Refers to preferred stock of Mizuho Financial Group qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of Mizuho Financial Group as to dividend payments and claims to residual assets.

(14)	Available Distributable Amounts for the MCI (JPY) 1 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(15)	Available Distributable Amounts for the MCI (JPY) 2 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 2 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 2 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 2 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 2 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 2 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 2 Preferred Securities falling in June up to the dividend payment date falling in December.

(16)	Available Distributable Amounts for the MCI (JPY) 3 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 3 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 3 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 3 Preferred Securities.

(ii) Amount available in December (except for the amount available in December 2008)

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 3 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 3 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 3 Preferred Securities falling in June up to the dividend payment date falling in December.

(iii) Amount available in December 2008

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments) and (B) the dividends on Equivalent Securities paid or declared to be paid from April 1, 2008 to June 30, 2008, pro-rated between full dividends on MCI (JPY) 3 Preferred Securities for the dividend payment date falling in December 2008 and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after June 30, 2008 up to the dividend payment date falling in December 2008.

(17)	Available Distributable Amounts for the MCI (JPY) 4 Preferred Securities

(i) Amount available in March 2009

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the fiscal year ended March 31, 2008, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments) and (B) the dividends on Equivalent Securities paid or declared to be paid from April 1, 2008 to December 30, 2008, pro-rated between the full dividend amount on MCI (JPY) 4 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 4 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid from the day after December 30, 2008 up to the dividend payment date falling in March 2009.

(ii) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 4 Preferred Securities and the full dividend amount on Equivalent Securities to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 4 Preferred Securities.

(iii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 4 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 4 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 4 Preferred Securities falling in June up to the dividend payment date falling in December.

(18)	Available Distributable Amounts for the MCI (USD) 2 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (USD) 2 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (USD) 2 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (USD) 2 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (USD) 2 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (USD) 2 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (USD) 2 Preferred Securities falling in June up to the dividend payment date falling in December.

(19)	Available Distributable Amounts for the MCI (JPY) 5 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 5 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 5 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 5 Preferred Securities.

(ii) Amount available in December (except for the amount available in December 2009)

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 5 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 5 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 5 Preferred Securities falling in June up to the dividend payment date falling in December.

(iii) Amount available in December 2009

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the fiscal year ended March 31, 2009, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments) and (B) the dividends on Equivalent Securities paid or declared to be paid from April 1, 2009 to June 30, 2009, pro-rated between full dividends on MCI (JPY) 5 Preferred Securities for the dividend payment date falling in December 2009 and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after June 30, 2009 up to the dividend payment date falling in December 2009.

■ Risk-based capital

(2) Required capital by portfolio classification

	(Billions of yen)
	As of September 30, 2008		As of September 30, 2009
	EAD	Required capital	EAD	Required capital
Credit risk	150,194.6	5,979.7	153,459.9	5,973.0

Internal ratings-based approach	141,591.5	5,652.0	145,097.7	5,706.0
Corporate (except specialized lending)	54,967.3	3,312.7	52,284.2	3,436.0
Corporate (specialized lending)	2,969.4	281.0	2,880.1	324.8
Sovereign	44,925.5	67.5	55,956.0	65.7
Bank	8,118.1	157.3	5,441.8	190.5
Retail	12,996.7	564.5	13,147.3	568.2
Residential mortgage	10,388.6	394.9	10,590.0	381.1
Qualifying revolving loans	327.6	23.1	336.1	30.0
Other retail	2,280.4	146.3	2,221.0	157.0
Equities, etc.	4,797.7	539.2	3,830.5	455.1
PD/LGD approach	1,097.1	175.0	899.8	155.6
Market-based approach (simple risk weight method)	264.6	72.8	265.1	73.4
Market-based approach (internal models approach)	—	—	—	—
Transitional measure applied	3,435.9	291.3	2,665.5	226.0
Regarded-method exposure	1,302.0	336.3	988.1	306.9
Purchased receivables	2,595.4	104.9	2,081.6	99.7
Securitizations	5,635.4	91.5	5,200.0	74.1
Others	3,283.6	196.7	3,287.5	184.7

Standardized approach	8,603.0	327.6	8,362.2	266.9
Sovereign	2,433.1	2.2	3,787.5	5.7
Bank	2,934.3	52.5	1,614.6	28.8
Corporate	2,503.0	187.4	2,341.4	162.8
Residential mortgage	0.0	0.0	0.0	0.0
Securitizations	47.0	31.4	35.5	34.5
Others	685.4	54.0	583.0	34.9

Market risk	n.a.	140.2	n.a.	110.7

Standardized approach	n.a.	93.8	n.a.	77.4
Interest rate risk	n.a.	66.7	n.a.	54.9
Equities risk	n.a.	18.6	n.a.	13.4
Foreign exchange risk	n.a.	2.0	n.a.	2.5
Commodities risk	n.a.	6.4	n.a.	6.4
Option transactions	n.a.	—	n.a.	—

Internal models approach	n.a.	46.4	n.a.	33.3

Operational risk	n.a.	286.0	n.a.	313.2

Advanced measurement approach	n.a.	n.a.	n.a.	248.5

Gross profit allocation approach	n.a.	286.0	n.a.	n.a.

Basic indicator approach	n.a.	n.a.	n.a.	64.6

Total required capital (consolidated)	n.a.	5,157.1	n.a.	4,728.1

Notes:

1.	EAD: Exposure at default.

2.	PD: Probability of default.

3.	LGD: Loss given default.

4.	Required capital: For credit risk, the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deduction from capital. For market risk, the market risk equivalent amount. For operational risk, the operational risk equivalent amount.

5.	Total required capital (consolidated): 8% of the denominator of the capital adequacy ratio.

6.	The major exposures included in each portfolio classification of internal ratings-based approach are as follows:

Corporate (excluding specialized lending)	Credit to corporations and sole proprietors (excluding credit to retail customers)

Corporate (specialized lending)	Credit that limits interest and principal repayment sources to cash flow derived from specific real estate, chattel, businesses, etc.

Sovereign	Credit to central governments, central banks and local governmental entities

Bank	Credits to banks and securities companies, etc.

Retail	Housing loans (residential mortgage), credit card loans (qualifying revolving retail loans) and other individual consumer loans and loans to business enterprises with total credit amount of less than ¥100 million (other retail), etc.

Equities, etc.

Capital stock, preferred securities, perpetual subordinated debt, etc. (excluding trading assets)

* The transitional measure applies to those held from September 30, 2004 or earlier, and others are applied either the PD/LGD approach or the market-based approach.

Regarded-method exposure	Investment trusts and funds, etc.

Purchased receivables	Receivables purchased from third parties excluding securities (excluding securitizations)

Securitizations	Transactions in the form of “non-recourse” or having a “senior/subordinated structure” (excluding specialized lending)

7.

Since September 30, 2009, cash has been added to calculate “Others” under internal ratings-based approach. In addition, such change is also reflected in the figures as of September 30, 2008 in the above table. Further, due to this change, the tables titled (A) Breakdown by geographical area, (B) Breakdown by industry and (C) Breakdown by residual contractual maturity in (3) Credit risk exposure, etc., as of September 30, 2008 and 2009, as set forth below, reflect such change.

8.

EAD calculated using the standardized approach for credit risk represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

■ Credit risk

(3) Credit risk exposure, etc.

We exclude regarded-method exposure and securitization exposure from the amount of credit risk exposure. The outstanding balance is based on exposure at default.

No significant difference exists between period-end credit risk exposure and the average credit risk position during the twelve months ended September 30, 2008 and 2009.

— Status of credit risk exposure

(A) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	72,759.2	24,517.0	2,228.6	6,909.6	106,414.4

Overseas	18,283.5	5,283.5	3,389.8	1,282.7	28,239.6

Asia	3,332.7	452.9	146.8	449.0	4,381.6
Central and South America	2,032.5	107.5	161.0	6.7	2,307.8
North America	6,321.2	2,870.4	1,055.6	156.3	10,403.6
Eastern Europe	89.7	—	0.1	2.7	92.6
Western Europe	5,016.4	1,673.8	1,938.3	495.6	9,124.2
Others	1,490.7	178.8	87.7	172.3	1,929.6

Total	91,042.7	29,800.5	5,618.4	8,192.3	134,654.0

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,556.0

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

	(Billions of yen)
	As of September 30, 2009
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	75,327.1	30,428.3	2,504.2	5,893.4	114,153.2

Overseas	14,661.8	4,888.8	2,696.7	2,508.8	24,756.2

Asia	2,609.4	474.4	119.7	467.0	3,670.7
Central and South America	1,895.8	147.7	224.0	4.2	2,271.9
North America	5,158.2	2,316.6	814.7	1,684.3	9,974.0
Eastern Europe	65.2	—	0.4	1.0	66.7
Western Europe	3,637.1	1,788.3	1,441.6	278.7	7,145.9
Others	1,295.7	161.6	96.0	73.3	1,626.7

Total	89,988.9	35,317.2	5,200.9	8,402.2	138,909.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,326.6

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(B) Breakdown by industry

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	14,964.4	2,817.1	607.4	254.7	18,643.7
Construction	1,884.4	189.7	19.3	7.7	2,101.3
Real estate	8,334.5	604.5	39.6	69.3	9,048.0
Service industries	5,230.4	428.7	188.3	19.6	5,867.2
Wholesale and retail	8,374.9	720.1	737.3	440.9	10,273.3
Finance and insurance	9,674.8	1,834.2	3,514.6	2,050.9	17,074.7
Individuals	11,692.1	—	0.2	17.4	11,709.8
Others	15,015.5	5,675.0	507.5	4,048.5	25,246.7
Japanese Government; Bank of Japan	15,871.2	17,530.9	3.8	1,282.9	34,688.9

Total	91,042.7	29,800.5	5,618.4	8,192.3	134,654.0

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,556.0

Notes:
1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

3.	According to the revision of the Japan Standardized Industrial Classification in November 2007, partial amendment has been made to the industry classification since September 30, 2009, and such amendment is also reflected in the figures as of September 30, 2008.

	(Billions of yen)
	As of September 30, 2009
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	14,374.2	2,350.0	704.4	157.2	17,586.0
Construction	1,647.5	235.2	22.1	9.7	1,914.6
Real estate	7,581.9	561.7	56.4	52.4	8,252.5
Service industries	4,661.2	1,263.1	219.5	93.0	6,237.0
Wholesale and retail	7,491.3	605.6	827.7	350.5	9,275.4
Finance and insurance	10,053.7	1,312.3	2,637.9	829.0	14,833.1
Individuals	11,970.2	—	0.3	15.5	11,986.0
Others	14,071.3	4,581.2	725.7	5,419.2	24,797.6
Japanese Government; Bank of Japan	18,137.3	24,407.7	6.5	1,475.3	44,026.8

Total	89,988.9	35,317.2	5,200.9	8,402.2	138,909.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,326.6

Notes:
1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

3.	According to the revision of the Japan Standardized Industrial Classification in November 2007, partial amendment has been made to the industry classification.

4.	As a result of the partial amendment to our method of calculating industry breakdown applicable since March 31, 2009, ¥233.1 billion was recategorized from “Service industries” to “Finance and insurance” as of September 30, 2009.

(C) Breakdown by residual contractual maturity

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	31,872.3	9,599.8	526.6	2,645.6	44,644.4
From one year to less than three years	13,277.4	5,804.1	2,479.1	47.0	21,607.7
From three years to less than five years	12,641.9	4,188.6	1,552.3	12.7	18,395.7
Five years or more	22,009.4	5,395.4	960.2	25.3	28,390.5
Others	11,241.4	4,812.5	100.1	5,461.5	21,615.5

Total	91,042.7	29,800.5	5,618.4	8,192.3	134,654.0

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,556.0

Notes:
1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

	(Billions of yen)
	As of September 30, 2009
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	29,765.1	11,954.0	536.7	1,192.8	43,448.8
From one year to less than three years	15,389.9	9,961.6	2,237.5	26.8	27,616.0
From three years to less than five years	9,779.3	4,998.3	1,297.2	6.5	16,081.4
Five years or more	21,450.4	4,550.6	1,041.6	25.9	27,068.7
Others	13,604.1	3,852.4	87.7	7,150.1	24,694.4

Total	89,988.9	35,317.2	5,200.9	8,402.2	138,909.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,326.6

Notes:
1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

— Status of exposure past due three months or more or in default

(D) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	1,529.3	66.5	25.3	42.7	1,664.0

Overseas	176.3	0.0	1.6	23.5	201.5

Asia	37.2	0.0	0.0	4.2	41.5
Central and South America	0.4	0.0	—	0.0	0.4
North America	50.0	0.0	0.0	18.4	68.4
Eastern Europe	0.5	—	—	—	0.5
Western Europe	73.7	—	1.3	0.7	75.8
Others	14.3	—	0.2	0.0	14.6

Total	1,705.6	66.5	26.9	66.3	1,865.5

Exempt portion	n.a.	n.a.	n.a.	n.a.	4.5

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

	(Billions of yen)
	As of September 30, 2009
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	1,756.1	67.4	38.0	81.1	1,942.7

Overseas	295.9	0.6	0.1	25.9	322.7

Asia	47.8	0.0	0.0	4.4	52.4
Central and South America	20.9	0.0	—	0.0	20.9
North America	86.5	0.6	0.0	16.1	103.4
Eastern Europe	6.3	—	—	0.0	6.3
Western Europe	103.1	—	0.0	4.5	107.8
Others	31.0	—	0.0	0.6	31.6

Total	2,052.0	68.1	38.2	107.0	2,265.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	5.5

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(E) Breakdown by industry

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	284.0	6.2	4.3	12.2	306.9
Construction	105.7	13.2	0.5	1.6	121.1
Real estate	320.3	1.5	1.5	3.4	326.8
Service industries	254.4	4.4	0.7	6.6	266.2
Wholesale and retail	265.4	9.2	12.9	16.0	303.7
Finance and insurance	55.9	0.0	0.3	19.4	75.8
Individuals	131.2	—	—	1.4	132.7
Others	288.3	31.8	6.4	5.3	332.0

Total	17,05.6	66.5	26.9	66.3	1,865.5

Exempt portion	n.a.	n.a.	n.a.	n.a.	4.5

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

3.	According to the revision of the Japan Standardized Industrial Classification in November 2007, partial amendment has been made to the industry classification since September 30, 2009, and such amendment is also reflected in the figures as of September 30, 2008.

	(Billions of yen)
	As of September 30, 2009
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	397.8	6.1	5.5	21.4	430.9
Construction	118.3	10.9	0.7	2.9	132.9
Real estate	423.7	2.4	0.7	11.1	438.0
Service industries	274.9	4.7	3.6	7.7	291.1
Wholesale and retail	262.5	10.4	12.8	34.9	320.8
Finance and insurance	98.4	0.9	0.5	17.8	117.8
Individuals	149.7	—	—	1.4	151.2
Others	326.4	32.3	14.1	9.4	382.4

Total	2,052.0	68.1	38.2	107.0	2,265.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	5.5

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

3.	According to the revision of the Japan Standardized Industrial Classification in November 2007, partial amendment has been made to the industry classification.

4.	As a result of the partial amendment to our method of calculating industry breakdown applicable since March 31, 2009, ¥12.9 billion was recategorized from “Service industries” to “Finance and insurance” as of September 30, 2009.

— Status of reserves for possible losses on loans

The amounts associated with regarded-method exposure and securitization exposure are not excluded.

(F) Period-end balances of reserves for possible losses on loans and changes during the six-month period

  (after partial direct write-offs)

	(Billions of yen)
	As of, or for the six months ended, September 30, 2008	As of, or for the six months ended, September 30, 2009
General reserve for possible losses on loans
Beginning balance	510.9	583.2
Increase during the six-month period	483.9	584.5
Decrease during the six-month period	510.9	583.2
Ending balance	483.9	584.5

Specific reserve for possible losses on loans
Beginning balance	173.4	305.6
Increase during the six-month period	203.7	357.0
Decrease during the six-month period	173.4	305.6
Ending balance	203.7	357.0

Reserve for possible losses on loans to restructuring countries
Beginning balance	0.0	0.5
Increase during the six-month period	0.0	0.4
Decrease during the six-month period	0.0	0.5
Ending balance	0.0	0.4

Total
Beginning balance	684.4	889.5
Increase during the six-month period	687.7	942.0
Decrease during the six-month period	684.4	889.5
Ending balance	687.7	942.0

Note:

The above table shows the breakdown of general reserve for possible losses on loans, specific reserve for possible losses on loans and reserve for possible losses on loans to restructuring countries in our consolidated balance sheet.

(G) Specific reserve for possible losses on loans by geographical area and industry

	(Billions of yen)
	As of March 31, 2008	As of September 30, 2008	Change
Domestic	144.6	154.9	10.2
Manufacturing	12.0	16.1	4.0
Construction	5.3	4.2	(1.0)
Real estate	11.9	19.0	7.0
Service industries	24.1	22.3	(1.7)
Wholesale and retail	24.8	25.0	0.1
Finance and insurance	4.3	3.2	(1.0)
Individuals	55.4	57.9	2.4
Others	6.4	6.8	0.3

Overseas	24.7	42.6	17.8

Exempt portion	3.9	6.1	2.1

Total	173.4	203.7	30.3

Notes:

1.	The above table shows the breakdown of specific reserve for possible losses on loans in our consolidated balance sheet.

2.	Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	Partial amendment has been made to the industry classification since September 30, 2009, and such amendment is also reflected in the figures as of March 31, 2008 and September 30, 2008.

	(Billions of yen)
	As of March 31, 2009	As of September 30, 2009	Change
Domestic	218.7	286.1	67.4
Manufacturing	16.1	14.4	(1.6)
Construction	5.4	6.2	0.7
Real estate	51.8	50.7	(1.0)
Service industries	34.2	26.0	(8.2)
Wholesale and retail	35.0	36.9	1.9
Finance and insurance	2.8	11.3	8.5
Individuals	58.7	61.3	2.6
Others	14.4	78.8	64.4

Overseas	80.5	60.9	(19.6)

Exempt portion	6.4	9.9	3.5

Total	305.6	357.0	51.3

Notes:

1.	The above table shows the breakdown of specific reserve for possible losses on loans in our consolidated balance sheet.

2.	Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	According to the revision of the Japan Standardized Industrial Classification in November 2007, partial amendment has been made to the industry classification and such amendment is reflected in the figures as of March 31, 2009 and September 30, 2009.

(H) Write-offs of loans by industry

	(Billions of yen)
	For the six months ended September 30, 2008	For the six months ended September 30, 2009
Manufacturing	6.6	6.3
Construction	12.9	1.3
Real estate	20.0	11.9
Service industries	5.8	3.5
Wholesale and retail	12.2	15.8
Finance and insurance	16.9	0.2
Individuals	1.1	1.0
Others	33.9	28.9

Exempt portion	0.2	0.3

Total	110.0	69.5

Notes:

1.	The above table shows the breakdown of losses on write-offs of loans in our consolidated statement of income.

2.	Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	“Others” include overseas and non-Japanese resident portions.

4.	According to the revision of the Japan Standardized Industrial Classification in November 2007, partial amendment has been made to the industry classification, and such amendment is reflected in the figures for the six months ended September 30, 2008 and 2009.

— Status of exposure to which the standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation

	(Billions of yen)
	As of September 30, 2008
	On-balance sheet	Off-balance sheet	Total
				With external rating
Risk weight
0%	456.3	1,865.9	2,322.3	70.0
10%	39.3	—	39.3	—
20%	621.6	2,242.8	2,864.5	3.2
35%	0.0	—	0.0	—
50%	55.7	4.7	60.5	0.0
100%	2,487.6	781.2	3,268.8	16.6
150%	0.3	—	0.3	—
350%	—	—	—	—
625%	—	—	—	—
937.5%	—	—	—	—
1,250%	—	—	—	—

Total	3,661.2	4,894.7	8,556.0	90.0

Notes:

1.	The amounts in the above table are before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

2.	Off-balance-sheet exposure shows credit equivalent amount.

	(Billions of yen)
	As of September 30, 2009
	On-balance sheet	Off-balance sheet	Total
				With external rating
Risk weight
0%	791.7	2,872.4	3,664.1	75.1
10%	2.7	—	2.7	—
20%	347.4	1,260.5	1,608.0	33.9
35%	0.0	—	0.0	—
50%	32.7	20.3	53.0	16.2
100%	2,069.7	928.7	2,998.4	50.0
150%	0.0	0.0	0.0	0.0
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	—	—	—
1,250%	—	0.0	0.0	—

Total	3,244.6	5,082.0	8,326.6	175.3

Notes:

1.	The amounts in the above table are before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

2.	Off-balance-sheet exposure shows credit equivalent amount.

(J) Deduction from capital

	(Billions of yen)
	As of September 30, 2008	As of September 30, 2009
Deduction from capital	30.6	34.3

— Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category

	(Billions of yen)
	As of September 30, 2008	As of September 30, 2009
Risk weight
50%	283.8	253.5
70%	843.8	695.9
90%	121.5	159.3
95%	112.7	70.6
115%	352.5	388.8
120%	7.1	15.0
140%	12.2	13.0
250%	256.4	397.5
Default	11.4	32.6

Total	2,002.0	2,026.5

(L) Equity exposure under simple risk weight method by risk weight category

	(Billions of yen)
	As of September 30, 2008	As of September 30, 2009
Risk weight
300%	199.6	194.4
400%	65.0	70.7

Total	264.6	265.1

Note:	Of the equity exposure under the simple risk weight method, 300% risk weight is applied for listed equities and 400% for unlisted equities.

(M) Portfolio by asset class and ratings segment (Corporate)

	(Billions of yen, except percentages)
	As of September 30, 2008
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted	weighted	weighted	weighted	EAD			Amount of	credit
	average)	average)	average	average)	(Billions of	On-balance	Off-balance	undrawn	conversion
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Corporate	3.83	43.02	n.a.	53.52	58,293.0	43,424.0	14,868.9	n.a.	n.a.
Investment grade zone	0.11	43.00	n.a.	26.25	33,001.0	22,074.7	10,926.2	n.a.	n.a.
Non-investment grade zone	2.83	43.02	n.a.	94.83	23,767.7	19,886.8	3,880.9	n.a.	n.a.
Default	100.00	43.31	n.a.	—	1,524.2	1,462.4	61.7	n.a.	n.a.

Sovereign	0.01	44.77	n.a.	1.86	44,984.3	34,031.4	10,952.9	n.a.	n.a.
Investment grade zone	0.00	44.77	n.a.	1.58	44,854.0	33,903.7	10,950.3	n.a.	n.a.
Non-investment grade zone	1.46	44.93	n.a.	98.56	130.0	127.4	2.6	n.a.	n.a.
Default	100.00	45.00	n.a.	—	0.2	0.2	—	n.a.	n.a.

Bank	0.52	42.61	n.a.	21.76	8,296.4	3,333.6	4,962.8	n.a.	n.a.
Investment grade zone	0.07	42.63	n.a.	18.64	7,848.5	3,187.2	4,661.3	n.a.	n.a.
Non-investment grade zone	1.72	42.03	n.a.	82.07	417.3	122.4	294.9	n.a.	n.a.
Default	100.00	45.00	n.a.	—	30.5	23.9	6.6	n.a.	n.a.

Equity exposure under PD/LGD approach	3.08	90.00	n.a.	164.79	1,097.1	1,097.1	—	n.a.	n.a.
Investment grade zone	0.05	90.00	n.a.	114.67	769.4	769.4	—	n.a.	n.a.
Non-investment grade zone	4.34	90.00	n.a.	300.84	307.6	307.6	—	n.a.	n.a.
Default	100.00	90.00	n.a.	—	20.0	20.0	—	n.a.	n.a.

Total	2.05	44.14	n.a.	31.64	112,670.9	81,886.2	30,784.6	n.a.	n.a.
Investment grade zone	0.05	44.30	n.a.	13.55	86,473.0	59,935.1	26,537.8	n.a.	n.a.
Non-investment grade zone	2.82	43.60	n.a.	97.21	24,622.9	20,444.4	4,178.4	n.a.	n.a.
Default	100.00	43.94	n.a.	—	1,575.0	1,506.6	68.3	n.a.	n.a.

Notes:

1.	Investment grade zone includes obligor ratings A1 to B2, non-investment grade zone includes C1 to E2 (excluding E2R), and default includes E2R to H1.

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

3.	Each asset class includes purchased receivables.

	(Billions of yen, except percentages)
	As of September 30, 2009
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted average)	weighted average)	weighted average)	weighted average)	EAD (Billions of			Amount of undrawn	credit conversion
						On-balance	Off-balance
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Corporate	5.14	35.82	n.a.	51.68	54,862.3	40,452.0	14,410.2	10,008.7	75.20
Investment grade zone	0.14	36.67	n.a.	26.37	29,241.7	19,081.6	10,160.1	7,846.9	75.21
Non-investment grade zone	3.94	33.09	n.a.	83.46	23,778.9	19,608.8	4,170.0	2,143.5	75.10
Default	100.00	57.68	54.43	43.10	1,841.7	1,761.5	80.1	18.1	81.06

Sovereign	0.01	39.15	n.a.	1.39	56,174.0	42,076.9	14,097.1	86.0	75.00
Investment grade zone	0.00	39.14	n.a.	1.18	56,029.8	41,937.3	14,092.5	85.6	75.00
Non-investment grade zone	1.28	39.13	n.a.	83.38	141.3	139.5	1.8	0.4	75.00
Default	100.00	99.04	96.85	29.09	2.8	0.1	2.7	—	—

Bank	1.01	37.30	n.a.	33.91	5,581.0	1,758.9	3,822.0	356.9	77.23
Investment grade zone	0.14	36.46	n.a.	26.86	4,767.9	1,345.4	3,422.5	270.9	78.18
Non-investment grade zone	1.61	39.53	n.a.	77.41	775.5	376.5	398.9	86.0	74.24
Default	100.00	98.07	95.79	30.27	37.5	36.9	0.5	—	—

Equity exposure under PD/LGD approach	4.07	90.00	n.a.	176.70	899.8	899.8	—	—	—
Investment grade zone	0.08	90.00	n.a.	116.67	644.9	644.9	—	—	—
Non-investment grade zone	5.45	90.00	n.a.	361.97	231.3	231.3	—	—	—
Default	100.00	90.00	90.00	—	23.5	23.5	—	—	—

Total	2.48	37.90	n.a.	27.75	117,517.3	85,187.8	32,329.4	10,451.7	75.27
Investment grade zone	0.06	38.57	n.a.	11.47	90,684.4	63,009.3	27,675.1	8,203.6	75.31
Non-investment grade zone	3.86	33.86	n.a.	85.86	24,927.3	20,356.3	4,570.9	2,229.9	75.07
Default	100.00	58.93	55.74	42.29	1,905.5	1,822.1	83.4	18.1	81.06

Notes:

1.	Investment grade zone includes obligor ratings A1 to B2, non-investment grade zone includes C1 to E2 (excluding E2R), and default includes E2R to H1.

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

3.	Each asset class includes purchased receivables.

4.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

(Reference) Obligor ratings

Obligor ratings (major category)			Definition of ratings	Classification
A1–A3			Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2			Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3			Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
D1–D3			Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.	Non-investment grade zone
E1			Obligors who require close watching going forward because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.
E2
	R	*
F1			Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).	Default
G1			Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1			Obligors who have already gone bankrupt, from both a legal and/or formal perspective.

*	Including restructured loans and loans past due for three months of more

(N) Portfolio by asset class and ratings segment (Retail)

	(Billions of yen, except percentages)
	As of September 30, 2008
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted average)	weighted average)	weighted average)	weighted average)	EAD (Billions of			Amount of undrawn	credit conversion
						On-balance	Off-balance
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	1.89	46.38	n.a.	35.92	10,388.6	9,920.2	468.4	9.4	100.00
Non-default	0.83	46.29	n.a.	35.96	10,277.9	9,814.7	463.2	9.4	100.00
Default	100.00	54.75	51.22	32.34	110.7	105.5	5.1	—	—

Qualifying revolving loans (retail)	3.49	69.87	n.a.	57.70	327.6	231.1	96.5	1,411.5	6.82
Non-default	3.00	69.83	n.a.	57.70	326.0	229.7	96.2	1,409.2	6.81
Default	100.00	77.94	73.65	56.80	1.6	1.3	0.2	2.3	11.10

Other retail	4.37	49.77	n.a.	51.04	2,280.4	2,233.5	46.9	55.3	77.27
Non-default	1.78	49.62	n.a.	51.31	2,220.2	2,177.9	42.3	50.4	75.63
Default	100.00	55.42	51.67	41.18	60.2	55.6	4.6	4.9	94.19

Total	2.37	47.57	n.a.	39.12	12,996.8	12,384.8	611.9	1,476.3	10.05
Non-default	1.05	47.47	n.a.	39.17	12,824.2	12,222.3	601.8	1,469.0	9.77
Default	100.00	55.20	51.59	35.65	172.5	162.5	10.0	7.2	67.41

Notes:

1.	Each asset class includes purchased receivables.

2.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

	(Billions of yen, except percentages)
	As of September 30, 2009
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted average)	weighted average)	weighted average)	weighted average)	EAD (Billions of			Amount of undrawn	credit conversion
						On-balance	Off-balance
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	2.18	41.79	n.a.	32.26	10,590.0	10,178.4	411.5	9.6	75.00
Non-default	0.87	41.65	n.a.	32.26	10,449.4	10,044.2	405.1	9.6	75.00
Default	100.00	52.30	49.85	32.45	140.6	134.1	6.4	—	—

Qualifying revolving loans (retail)	3.64	85.55	n.a.	73.13	336.1	233.9	102.2	1,413.4	7.23
Non-default	3.22	85.55	n.a.	73.24	334.7	232.7	101.9	1,411.1	7.23
Default	100.00	85.32	81.73	47.66	1.4	1.2	0.2	2.2	11.64

Other retail	4.50	57.01	n.a.	57.58	2,221.0	2,196.8	24.2	28.9	71.36
Non-default	1.84	57.09	n.a.	58.22	2,161.0	2,139.6	21.3	25.7	69.02
Default	100.00	54.37	51.76	34.59	60.0	57.1	2.8	3.1	90.33

Total	2.61	45.48	n.a.	37.58	13,147.3	12,609.2	538.0	1,451.9	8.96
Non-default	1.09	45.36	n.a.	37.65	12,945.1	12,416.6	528.4	1,446.5	8.78
Default	100.00	53.15	50.65	33.20	202.1	192.5	9.5	5.4	57.73

Notes:

1.	Each asset class includes purchased receivables.

2.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

(O) Actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2007 through September 30, 2008	For the period from October 1, 2008 through September 30, 2009
	Actual losses	Actual losses
Corporate	786.9	1,006.3
Sovereign	0.0	0.0
Bank	28.9	37.5
Residential mortgage	83.2	124.7
Qualifying revolving loans (retail)	4.9	7.0
Other retail	42.2	53.1

Total	946.3	1,228.9

Notes:

1.	Actual losses are the sum of tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness, losses from debt-equity swaps and partial direct write-offs during the period, as well as specific reserves for possible losses on loans, general reserves for possible losses on loans (for claims for special attention and lower), etc., as of the end of each period based on the consolidated financial statements. The amounts associated with regarded-method exposure and securitization exposure are not excluded.

2.	The data of actual losses by asset class has been accumulated since the fiscal year ended March 31, 2007.

3.	Equity exposure under the PD/LGD approach is not included within the amount of actual losses because losses related thereto are not recorded as a credit-related cost and it is difficult to determine whether the losses are due to credit risk.

<Analysis>

Actual losses increased by ¥282.6 billion from the period from October 1, 2007 through September 30, 2008 to ¥1,228.9 billion in the period from October 1, 2008 through September 30, 2009. The increase was due mainly to the increase in losses from corporate exposure reflecting the deterioration of obligor ratings as a result of the continued downturn of the domestic economy.

(P) Comparison of estimated and actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2006 through September 30, 2007		For the period from October 1, 2007 through September 30, 2008		For the period from October 1, 2008 through September 30, 2009
	Estimated losses	Actual losses	Estimated losses	Actual losses	Estimated losses	Actual losses
Corporate	n.a.	1,022.4	1,060.5	786.9	998.6	1,006.3
Sovereign	n.a.	0.0	2.2	0.0	1.6	0.0
Bank	n.a.	3.7	8.0	28.9	18.9	37.5
Residential mortgage	n.a.	95.3	85.8	83.2	96.4	124.7
Qualifying revolving loans (retail)	n.a.	5.1	7.4	4.9	8.0	7.0
Other retail	n.a.	52.5	50.1	42.2	53.2	53.1

Total	n.a.	1,179.5	1,214.3	946.3	1,176.9	1,228.9

Notes:

1.	Estimated losses are expected losses as of September 30, 2007 and September 30, 2008.

2.	We began estimating expected losses by asset class from March 31, 2007.

3.	Actual losses are the sum of tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness, losses from debt-equity swaps and partial direct write-offs during the period, as well as specific reserves for possible losses on loans, general reserves for possible losses on loans (for claims for special attention and lower), etc., as of the end of each period based on the consolidated financial statements. The amounts associated with regarded-method exposure and securitization exposure are not excluded.

4.	The data of actual losses by asset class has been accumulated since the fiscal year ended March 31, 2007.

5.	Equity exposure under the PD/LGD approach is not included within the amount of estimated and actual losses because losses related thereto are not recorded as a credit-related cost and it is difficult to determine whether the losses are due to credit risk.

■ Methods for credit risk mitigation

(4) Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows. Note that, with respect to amounts as of September 30, 2009, with the adoption of the advanced internal ratings-based approach, the items that reflect the effects of credit risk mitigation were partially changed.

	(Billions of yen)
	As of September 30, 2008
	Eligible financial collateral	Other eligible IRB collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,634.0	4,405.3	3,792.0	509.0	11,340.5
Corporate	2,073.1	4,309.2	1,950.0	482.7	8,815.2
Sovereign	0.3	26.3	812.9	—	839.7
Bank	535.8	5.4	241.7	26.3	809.3
Retail	24.7	64.2	787.2	—	876.2
Residential mortgage	—	—	314.0	—	314.0
Qualifying revolving loans	—	—	0.9	—	0.9
Other retail	24.7	64.2	472.2	—	561.2
Others	—	—	—	—	—

Standardized approach	1,420.9	n.a.	149.6	14.2	1,584.8
Sovereign	1,354.0	n.a.	39.1	—	1,393.2
Bank	5.2	n.a.	2.6	—	7.8
Corporate	60.9	n.a.	107.7	14.2	183.0
Residential mortgage	—	n.a.	—	—	—
Securitizations	0.6	n.a.	—	—	0.6
Others	0.0	n.a.	—	—	0.0

Total	4,055.0	4,405.3	3,941.6	523.3	12,925.4

	(Billions of yen)
	As of September 30, 2009
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	3,019.3	5,005.3	5,427.4	174.1	13,626.2
Corporate	2,488.4	4,929.5	2,890.0	154.4	10,462.4
Sovereign	0.5	26.5	1,482.5	—	1,509.6
Bank	517.0	1.8	238.2	19.7	776.8
Retail	13.2	47.5	816.5	—	877.3
Residential mortgage	—	—	286.7	—	286.7
Qualifying revolving loans	—	—	0.9	—	0.9
Other retail	13.2	47.5	528.8	—	589.6
Others	—	—	—	—	—

Standardized approach	2,494.5	n.a.	87.6	—	2,582.2
Sovereign	2,260.0	n.a.	2.1	—	2,262.2
Bank	1.7	n.a.	—	—	1.7
Corporate	232.7	n.a.	85.5	—	318.2
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	5,513.8	5,005.3	5,515.0	174.1	16,208.4

■ Counterparty risk in derivatives transactions and long-settlement transactions

(5) Status of counterparty risk in derivatives transactions and long-settlement transactions

(A) Status of derivatives transactions and long-settlement transactions

Derivative transactions

		(Billions of yen)
		As of September 30, 2008			As of September 30, 2009
		Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Foreign exchange-related transactions		2,570.0	2,372.0	4,942.0	3,237.1	2,064.6	5,301.8
Interest rate-related transactions		6,986.0	4,955.0	11,941.0	13,060.6	3,752.8	16,813.5
Gold-related transactions		0.1	0.0	0.1	0.0	0.0	0.0
Equity-related transactions		147.5	94.7	242.2	92.8	67.7	160.6
Transactions related to precious metals (other than gold)		0.5	0.2	0.7	0.0	0.0	0.0
Other commodity-related transactions		221.0	132.6	353.7	149.5	107.1	256.6
Credit derivatives transactions		296.6	1,502.9	1,799.6	213.4	683.2	896.6
Subtotal	(A)	10,221.9	9,057.7	19,279.6	16,753.6	6,675.7	23,429.4
Effect of credit equivalent amounts mitigation by close-out netting settlement contracts	(B)	n.a.	n.a.	11,610.0	n.a.	n.a.	16,464.7
Subtotal	(C)=(A)+(B)	n.a.	n.a.	7,669.6	n.a.	n.a.	6,964.6
Effect of credit risk mitigation by collateral	(D)	n.a.	n.a.	515.3	n.a.	n.a.	970.0

Total	(C)+(D)	n.a.	n.a.	7,154.3	n.a.	n.a.	5,994.6

Note: The current exposure method is used as the method of calculating credit equivalent amounts.

Long-settlement transactions

	(Billions of yen)
	As of September 30, 2008			As of September 30, 2009
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Long-settlement transactions	13.2	0.2	13.5	5.4	0.7	6.2

Notes:

1.	The current exposure method is used as the method to calculate credit equivalent amounts.

2.	Neither the “effect of credit equivalent amounts mitigation by close-out netting settlement contracts” nor the “effect of credit risk mitigation by collateral” applies to long-settlement transactions.

(B) Amounts of credit risk mitigation by type

	(Billions of yen)
	As of September 30, 2008	As of September 30, 2009
Financial collateral	44.5	65.6
Other collateral	59.2	72.5
Guarantees, others	5.5	19.8

Total	109.3	158.0

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations

		(Billions of yen)
		As of September 30, 2008	As of September 30, 2009
		Notional amount	Notional amount
Credit derivatives type:
Credit default swap	Bought	10,322.9	5,327.1
	Sold	9,166.0	4,739.9

Total return swap	Bought	—	—
	Sold	—	—

Total	Bought	10,322.9	5,327.1
	Sold	9,166.0	4,739.9

Note: Credit derivatives used for credit risk mitigation are as follows:

	(Billions of yen)
	As of September 30, 2008	As of September 30, 2009
Credit derivatives used for credit risk mitigation	648.2	254.1

■ Securitization exposure

See pages 45 to 50 for the status of our group’s securitization products (based on a definition thereof pursuant to our managerial accounting which differs from the definition set forth in the Consolidated Capital Adequacy Ratio Notice, etc.), including those held in our banking and trading accounts and the status of our overseas ABCP programs, etc.

(6) Quantitative disclosure items for securitization exposure

— Securitization exposure as originator

(A) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Conventional securitizations
Amount of underlying assets (a)	—	291.7	—	—	22.0	12.4	—	326.2
Default exposure	—	2.7	—	—	0.9	—	—	3.6
Losses during the six-month period	—	0.1	—	—	0.1	—	—	0.2
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	524.5	—	224.6	749.1
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	255.0	—	19.6	274.6
Total amount of underlying assets (a)+(b)	—	291.7	—	—	546.5	12.4	224.6	1,075.4

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2008.

2.	“Amount of underlying assets” and “Losses during the six-month period” include those related to, in addition to exposure originated by us, exposure to assets originated by other financial institutions if they are contained in the same securitization program.

3.	“Default exposure” and “Losses during the six-month period” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

4.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

5.	“Credit cards” include shopping credit receivables, card loans, etc.

6.	The risk mitigating effects, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

7.	Of ¥224.6 billion in synthetic securitization transactions with underlying assets classified as “Securitization products,” the underlying assets of such securitization products that are subject to transfers (hedges) of risk consist mainly of “residential mortgage loans” and also include “real estate” and “corporate loans,” etc.

	(Billions of yen)
	As of, or for the six months ended, September 30, 2009
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Conventional securitizations
Amount of underlying assets (a)	—	252.1	—	—	8.1	1.7	—	261.9
Default exposure	—	2.7	—	—	1.2	—	—	3.9
Losses during the six-month period	—	0.2	—	—	0.0	—	—	0.3
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	741.4	20.2	—	761.6
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	158.7	—	—	158.7
Total amount of underlying assets (a)+(b)	—	252.1	—	—	749.6	21.9	—	1,023.6

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2009.

2.	“Amount of underlying assets” and “Losses during the six-month period” include those related to, in addition to exposure originated by us, exposure to assets originated by other financial institutions if they are contained in the same securitization program.

3.	“Default exposure” and “Losses during the six-month period” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

4.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

5.	“Credit cards” include shopping credit receivables, card loans, etc.

6.	The risk mitigating effects, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

7.	Of the securitization exposure retained or purchased whose risk has been transferred (hedged) through securitization schemes, we have categorized as securitization exposure as investor if the risk transfer (hedge) effects are not reflected in the calculation of capital adequacy ratio, following the definition for classification of securitization exposure set forth in the Consolidated Capital Adequacy Ratio Notice, etc. In making such categorization, classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction, and transactions that are difficult to classify are included under “Others.”

(B) Information of securitization exposure retained or purchased

–Exposure by risk weight category and underlying asset type and amount of required capital–

	(Billions of yen)
	As of September 30, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total	Required capital
Risk weight
Up to 20%	—	—	—	—	487.2	3.0	212.8	703.1	4.5
Up to 50%	—	—	—	—	13.4	—	—	13.4	0.3
Up to 100%	—	—	—	—	—	—	—	—	—
Up to 250%	—	42.1	—	—	—	—	—	42.1	4.8
Up to 650%	—	—	—	—	18.0	—	11.1	29.1	0.1
Over 650%	—	—	—	—	5.9	—	—	5.9	—

Deduction from capital	—	0.0	—	—	2.9	—	0.6	3.6	1.4

Total	—	42.1	—	—	527.4	3.0	224.6	797.3	11.4

	(Billions of yen)
	As of September 30, 2009
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total	Required capital
Risk weight
Up to 20%	—	—	—	—	703.5	—	—	703.5	4.3
Up to 50%	—	—	—	—	—	14.1	—	14.1	0.4
Up to 100%	—	40.5	—	—	—	3.0	—	43.6	3.3
Up to 250%	—	—	—	—	—	1.5	—	1.5	0.3
Up to 650%	—	—	—	—	5.0	—	—	5.0	—
Over 650%	—	—	—	—	32.9	—	—	32.9	0.5

Deduction from capital	—	0.0	—	—	2.8	3.0	—	5.8	0.7

Total	—	40.5	—	—	744.3	21.7	—	806.6	9.7

–Capital increase due to securitization transactions–

	(Billions of yen)
	As of September 30, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	8.8	—	—	—	—	—	8.8

	(Billions of yen)
	As of September 30, 2009
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	5.7	—	—	—	—	—	5.7

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice–

(Billions of yen)
	As of September 30, 2008	As of September 30, 2009
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—	—

— Securitization exposure as sponsor of securitization programs (ABCP/ABL)

(C) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	148.9	—	131.5	242.2	676.3	—	49.5	1,248.6
Default exposure	—	—	—	2.6	9.4	—	—	12.1
Estimated loss amount related to underlying assets	1.3	—	1.1	1.2	5.7	—	0.1	9.6
Amount of exposures securitized during the six-month period	417.1	—	454.5	1,005.7	1,946.3	—	250.5	4,074.4

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2008.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.

Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

•   parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

•   with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

	(Billions of yen)
	As of, or for the six months ended, September 30, 2009
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	178.2	—	132.5	368.7	434.9	—	55.3	1,169.9
Default exposure	—	—	—	0.8	5.6	—	0.1	6.6
Estimated loss amount related to underlying assets	0.8	—	1.2	1.2	4.4	—	0.4	8.3
Amount of exposures securitized during the six-month period	774.7	—	534.0	2,045.4	1,302.3	—	186.9	4,843.5

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2009.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.

Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

•   parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

•   with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

(D) Information of securitization exposure retained or purchased

–Exposure by risk weight category and underlying asset type and amount of required capital–

	(Billions of yen)
	As of September 30, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total	Required capital
Risk weight
Up to 20%	112.8	—	21.4	108.3	435.0	—	47.4	725.1	5.0
Up to 50%	60.0	—	36.7	96.1	22.8	—	4.1	219.9	5.0
Up to 100%	12.1	—	63.3	24.1	128.5	—	1.6	229.8	12.3
Up to 250%	1.6	—	—	—	21.3	—	—	22.9	2.7
Up to 650%	—	—	—	—	22.8	—	—	22.8	7.8
Over 650%	—	—	—	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—	—	—	—

Total	186.6	—	121.5	228.7	630.6	—	53.2	1,220.6	33.0

Exposure whose underlying assets are foreign assets	83.1	—	—	51.6	97.4	—	51.5	283.7	n.a.

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	The classification of transactions of which the underlying assets are foreign assets is conducted according to the principal underlying assets of each transaction.

	(Billions of yen)
	As of September 30, 2009
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total	Required capital
Risk weight
Up to 20%	161.1	—	95.4	364.4	351.3	—	53.6	1,026.0	6.7
Up to 50%	—	—	—	—	39.8	—	—	39.8	1.0
Up to 100%	10.5	—	38.8	0.3	1.2	—	8.1	59.1	3.4
Up to 250%	0.9	—	—	5.2	0.5	—	—	6.6	0.7
Up to 650%	—	—	—	—	1.9	—	—	1.9	0.4
Over 650%	—	—	—	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—	—	—	—

Total	172.5	—	134.2	370.0	394.9	—	61.7	1,133.6	12.3

Exposure whose underlying assets are foreign assets	26.3	—	—	9.0	36.8	—	40.1	112.3	n.a.

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	The classification of transactions of which the underlying assets are foreign assets is conducted according to the principal underlying assets of each transaction.

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice–

(Billions of yen)
	As of September 30, 2008	As September 30, 2009
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—	—

— Securitization exposure as investor

(E) Information of securitization exposure retained or purchased

–Exposure by risk weight category and underlying asset type and amount of required capital–

	(Billions of yen)
	As of September 30, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total	Required capital
Risk weight
Up to 20%	94.8	1,492.2	316.7	321.8	334.0	597.6	150.4	3,307.8	31.3
Up to 50%	—	14.3	—	2.0	36.4	157.0	11.2	221.1	5.8
Up to 100%	29.6	14.0	0.2	1.3	8.0	19.2	1.6	74.2	4.8
Up to 250%	—	—	—	—	0.2	—	—	0.2	0.0
Up to 650%	—	1.4	—	—	—	—	—	1.4	0.3
Over 650%	—	—	—	—	—	—	—	—	—

Deduction from capital	—	4.3	—	—	26.0	21.2	7.8	59.4	36.0

Total	124.5	1,526.3	316.9	325.2	404.8	795.2	171.1	3,664.4	78.5

Exposure whose underlying assets are foreign assets	53.5	122.5	82.1	16.2	261.4	38.3	17.1	591.3	n.a.
Exposure on resecuritizations	—	2.3	—	—	8.6	0.0	3.4	14.5	n.a.

Notes:

1.	Subordinated contributions for managed collateralized loan obligations (“CLO”), etc., are included in the above table as exposure as investor even when the assets underlying those CLOs, etc., include exposures that were originated by us. Our subordinated contributions for those managed CLOs, etc., were ¥7.4 billion (treated as deduction from capital for purpose of capital adequacy ratio calculation), and our sale of assets to such managed CLOs, etc., during the six months ended September 30, 2008 was ¥1.1 billion.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are foreign assets is conducted according to the principal underlying assets of each transaction.

5.	Securitization exposure retained or purchased whose risk transfer (hedge) effects are reflected in the calculation of capital adequacy ratio is categorized as securitization exposure as originator.

6.	Securitization exposure as investor includes ¥70.7 billion liquidity facilities that we provide to ABCP programs sponsored by other companies.

7.	We classify securitization products whose principal underlying assets are securitization products such as ABS, etc. (e.g., ABS CDO) as “resecuritizations.”

	(Billions of yen)
	As of September 30, 2009
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total	Required capital
Risk weight
Up to 20%	31.6	1,455.5	304.4	241.7	259.3	445.9	123.0	2,861.7	26.9
Up to 50%	0.9	16.6	1.0	5.0	39.0	215.6	12.2	290.6	7.7
Up to 100%	4.3	25.7	0.2	1.3	13.7	21.4	1.0	67.9	4.6
Up to 250%	—	1.4	—	—	1.2	1.7	—	4.4	0.9
Up to 650%	2.8	3.7	—	—	4.2	2.8	—	13.8	5.4
Over 650%	—	—	—	—	—	—	—	—	—

Deduction from capital	—	4.5	—	—	12.6	30.9	8.6	56.7	40.8

Total	39.8	1,507.6	305.7	248.2	330.1	718.6	145.0	3,295.3	86.6

Exposure whose underlying assets are foreign assets	17.0	210.5	50.1	16.7	234.3	52.6	17.8	599.3	n.a.
Exposure on resecuritizations	—	0.1	—	—	7.4	0.0	3.1	10.6	n.a.

Notes:

1.	Subordinated contributions for managed collateralized loan obligations (“CLO”), etc., are included in the above table as exposure as investor even when the assets underlying those CLOs, etc., include exposures that were originated by us. Our subordinated contributions for those managed CLOs, etc., were ¥6.6 billion (treated as deduction from capital for purpose of capital adequacy ratio calculation).

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are foreign assets is conducted according to the principal underlying assets of each transaction.

5.	Securitization exposure retained or purchased whose risk transfer (hedge) effects are reflected in the calculation of capital adequacy ratio is categorized as securitization exposure as originator.

6.	Securitization exposure as investor includes ¥39.6 billion liquidity facilities that we provide to ABCP programs sponsored by other companies. Note that such transactions are not included in the amounts disclosed in pages 45 to 50.

7.	We classify securitization products whose principal underlying assets are securitization products such as ABS, etc. (e.g., ABS CDO) as “resecuritizations.”

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice–

(Billions of yen)
	As of September 30, 2008	As of September 30, 2009
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—	—

Note that, in addition to the above, within the provision of credit in the form of eligible servicer cash advance, set forth in Article 246 of the Notice, there was an undrawn portion to which no required capital is allocated.

The balances of such portion as of September 30, 2008 and 2009 were ¥38.6 billion and ¥30.4 billion, respectively.

■ Market risk

— Trading activities

The following table shows VaR (Value at Risk) figures of our trading activities.

	(Billions of yen)
	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2009	For the six months ended September 30, 2009
End of period	4.2	3.8	3.7
Maximum	7.7	7.7	4.3
Minimum	3.5	3.3	2.6
Average	5.1	4.7	3.4
The number of cases where assumptive losses exceeded VaR during the period	no case	1	no case

Notes:

1.	The multiplication factor for the calculation of market risk equivalent (internal models approach) is determined by the number of cases where assumptive losses exceeded VaR during the period.

2.	Our group companies which conduct trading activities are Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking and Mizuho Securities, etc.

VaR (Value at Risk)

The VaR method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and monte-carlo simulation for non-linear risk;

•	VaR: simple aggregation of linear risk and non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year.

— Outlier criteria

As part of the new capital adequacy requirements under Basel II, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier I and Tier II capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier I and Tier II capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses.

The following table shows results of calculations under the outlier framework.

	(Billions of yen)
	Amount of loss	Broadly-defined capital	Loss ratio to capital
As of September 30, 2008	461.5	7,381.2	6.2%
As of March 31, 2009	532.4	6,226.9	8.5%
As of September 30, 2009	695.3	7,632.6	9.1%
Effect of yen interest rate	495.6	n.a.	n.a.
Effect of dollar interest rate	120.8	n.a.	n.a.
Effect of euro interest rate	69.6	n.a.	n.a.

Note:

For the interest rate shock scenario used in connection with the calculations under the outlier framework, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data at a 99.0% confidence level to the shock scenario.

■ Operational risk

1. Basic approach

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We recognize that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory change risk and reputational risk. We have determined risk management policies concerning risk management structures and methods for each kind of risk. MHCB, MHBK, MHTB, MHSC, MHIS and TCSB respectively manage operational risk in an appropriate manner pursuant to risk management policies determined by MHFG.

2. Operational risk management structure

MHFG, MHCB, MHBK, MHTB, MHSC, MHIS and TCSB share common rules for data gathering, and we measure operational risk on a regular basis, taking into account possible future loss events and the changes in the business environment and internal management.

We have established and are strengthening management methods and systems to appropriately identify, assess, measure, monitor and control the operational risks which arise from the growing sophistication and diversification of financial operations and developments relating to information technology by utilizing control self-assessment and improving measurement methods.

3. Measurement of operational risk equivalent

(1)	Implementation of advanced measurement approach

We have been implementing the Advanced Measurement Approach (AMA) from September 30, 2009, in place of the gross profit allocation approach (The Standardized Approach (TSA)) that we had been using previously, for the calculation of operational risk equivalent in association with capital adequacy ratios based on Basel II. However, we use the Basic Indicator Approach (BIA) for entities that are deemed to be less important in the measurement of operational risk equivalent and for entities that are preparing to implement the AMA. The measurement results under the AMA are used not only as the operational risk equivalent in the calculation of capital adequacy ratios but also as Operational VAR for internal risk management purposes for implementing action plans to reduce operational risk, etc.

(2)	Outline of the AMA

—	Outline of measurement system

We have established the model by taking account of four elements: internal loss data; external loss data; scenario analysis and business environment; and internal control factors (BEICFs). A statistical approach (one year holding period / one-tailed 99.9 percentile confidence interval) is taken for the calculation of operational risk equivalent, employing both internal loss data (i.e., actually experienced operational loss events) and scenario data to reflect unexperienced potential future loss events in the measurement.

In the measurement of operational risk equivalent as of September 30, 2009, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

—	Outline of measurement model

Operational risk equivalent is calculated as a simple sum of those related to the seven loss event types defined by Basel II, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of September 30, 2009, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

—	Operational risk by the loss event type

Loss Distribution (Compound Poisson Distribution) Approach (LDA) is adopted for the calculation of operational risk. LDA is based on the assumption that Poisson Distribution applies to the occurrence frequency of operational risk events, and loss severity is expressed through a separate distribution. Operational risk is calculated for each of the seven loss event types employing both internal loss data, based on our actual experience as operational loss events and scenario data. Scenario data, expressed as numerical values of occurrence frequency and loss severity, reflects external loss data and BEICFs, in order to estimate unexperienced potential future loss events (of low frequency and high severity).

“Frequency Distribution” and “Severity Distribution” are estimated employing the above mentioned internal loss data and scenario data, and Monte-carlo simulations are then applied to these distributions to measure operational risk. The detailed steps of creation of scenario data are explained later in “(3) Scenario Analysis”.

—	Estimation of “Frequency Distribution” and “Loss Severity Distribution”

“Frequency Distribution” is estimated by applying information on occurrence frequency of both internal loss data and scenario data to Poisson Distribution. “Loss Severity Distribution” is generated as the result of combining, through a statistical approach (Extreme Value Theory), of the actual distribution for the low severity distribution portion created by internal loss data and another loss distribution (Log-normal Distribution or Generalized Pareto Distribution) for the high severity distribution portion created by scenario data.

—	Operational risk of large-scale natural disasters

Monte-carlo simulation is applied to the datasets expressed as a combination of the probability of occurrence of large-scale natural disasters and the probable loss amount in case of such occurrence, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution”.

—	Operational risk of litigation

Each litigation is converted into data according to the profile of the individual litigation to which Monte-carlo simulation is applied, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution”. In the measurement process, we assume that final decisions will be made on all litigation within one year.

—	Verification

We confirm the appropriateness of the measurement model by verifying it, in principle, semi-annually.

(3)	Scenario analysis

—	Outline of scenario analysis

In the process of scenario analysis, scenario data is created as numerical values of occurrence frequency and loss severity reflecting external loss data and BEICFs, in order to estimate unexperienced potential future operational risk events (of low frequency and high severity).

As for external loss data, we refer to data publicly reported by domestic and overseas media, and such data are reflected in the estimation of occurrence frequency and loss severity distribution in the process of scenario analysis. In addition, BEICFs are utilized as indices to adjust occurrence frequency and loss severity distribution in the process of scenario analysis.

We categorize scenario analysis into four approaches in accordance with the characteristics of each loss event type and risk management structures. The detailed process of Approach A is explained below. At Mizuho Financial Group, loss event types to which Approach A is applied accounts for a considerable amount of operational risk.

Approach	Loss event type(s) to be applied
A	Internal fraud / External fraud / Clients, products & business practices / Execution, delivery & process management
B	Employment practices and workplace safety
C	Damage to physical assets
D	Business disruption and system failure

—	Setting units for scenario analysis

In order to ensure completeness and sufficiency, we set units that are commonly applied across group entities that adopt AMA (the “Group Entities”) by referencing and categorizing risk scenarios recognized through control self-assessment, internal loss data of the Group Entities and external loss data, etc. Then each of the Group Entities selects the unit on which scenario analysis is conducted from the units established on a groupwide basis in accordance with its business activities and operational risk profile.

—	Estimation of occurrence frequency

Basic occurrence frequency (once a year) is calculated for each scenario analysis unit. If a certain scenario analysis unit has relative internal loss data of a pre-determined threshold amount or above, its basic occurrence frequency is calculated based on such data, and if not, the basic occurrence frequency (the occurrence frequency per year of losses at or above a pre-determined threshold) is calculated with reference to the situation of occurrence of internal loss data of less than the threshold amount and/or external loss data. The basic occurrence frequency is then adjusted within a pre-determined range for the purpose of reflecting the most recent BEICF to determine the final occurrence frequency.

—	Estimation of loss severity distribution

In order to estimate loss severity distribution, we use a pre-determined series of severity ranges. Basic loss severity distribution is calculated for each scenario analysis unit as an occurrence ratio (in percentile figures) of loss at each severity range when losses at or above a pre-determined threshold occurred, with reference to transaction amount data, external loss data, etc. Then the basic severity distribution is adjusted, if necessary, from the viewpoint of statistical data processing to determine the final loss severity distribution.

—	Creation of scenario data

For each scenario analysis unit, scenario data is generated as a series of combinations of occurrence frequency per year at each severity range, based on the final occurrence frequency and the final loss severity distribution.

■ Equity exposure in banking book

(7) Status of equity exposure in banking book

(A) Amounts stated in consolidated balance sheet

	(Billions of yen)
	As of September 30, 2008		As of September 30, 2009
	Consolidated balance sheet amount	Fair value	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	3,901.7	3,901.7	3,012.8	3,012.8
Other equity exposure	556.6	n.a.	466.7	n.a.

Total	4,458.4	n.a.	3,479.6	n.a.

Note: The above figures include only Japanese and foreign stocks.

(B) Gains and losses on sales related to equity exposure

(Billions of yen)
	For the six months ended September 30, 2008			For the six months ended September 30, 2009
	Gains and losses on sales			Gains and losses on sales
		Gains on sales	Losses on sales		Gains on sales	Losses on sales
Sale of equity exposure	68.6	72.3	3.6	68.2	72.7	4.5

Note: The above figures represent gains and losses on sales of stocks in our consolidated statement of income.

(C) Gains and losses from write-offs related to equity exposure

	(Billions of yen)
	For the six months ended September 30, 2008	For the six months ended September 30, 2009
	Gains and losses from write-offs	Gains and losses from write-offs
Write-offs of equity exposure	(96.8)	(14.3)

Note: The above figures represent gains and losses on devaluation of stocks in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income

(Billions of yen)
	As of September 30, 2008			As of September 30, 2009
	Net unrealized gains			Net unrealized gains
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	770.5	987.8	217.3	339.9	558.7	218.8

Note: The above figures include only Japanese and foreign stocks.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

None as of September 30, 2008 and 2009.

(F) Equity exposure by portfolio classification

	(Billions of yen)
	As of September 30, 2008	As of September 30, 2009
PD/LGD approach	1,097.1	899.8
Market-based method (simple risk weight method)	264.6	265.1
Market-based method (internal models approach)	—	—
Transitional measure applied	3,435.9	2,665.5

Total	4,797.7	3,830.5

The Impact of the Dislocation in Global Financial Markets Stemming from US Subprime Loan Issues

The following is an excerpt from information (managerial accounting basis) that we disclosed in presentation materials used in our IR presentation regarding our financial results for the first half of fiscal 2009 ended September 30, 2009 that we held on November 24, 2009 regarding the detailed status of our holdings of securitization products, etc. The presentation materials can be found under “IR Presentations” on our website.

Summary

Income statement impact of the dislocation in global financial markets

(JPY Bn, round figures)
1H FY2009
Total realized gains/losses in 1H FY2009 (A) + (B)	(3)
Banking Subsidiaries (3 Banks (including overseas subsidiaries))
(1) Gains / losses on sales of securitization products, etc. (including devaluation)	*2 8
(2) Net gains / losses on provision of Reserve for Possible Losses on Sales of Loans	0
(3) Gains / losses associated with ABCP programs	0
(4) Profits / losses from hedging by CDS related to securitization products	(13)
Subtotal (A)	(4)
Securities Subsidiaries (Mizuho Securities (including overseas subsidiaries)) *1
(5) Trading gains / losses on securitization products, net of hedges	*3 1
Subtotal (B)	1

*1:	Does not include reserves for counterparty risks associated with the amount to be claimed at the settlement of the CDS related to securitization products described in “CDS related to Securitization Products” on P48.

*2:	Includes JPY 2Bn of gains on sales of foreign currency denominated securitization products, etc.

*3:	Includes JPY 1Bn of trading gains (net of hedges) on foreign currency denominated securitization products.

Banking Subsidiaries

Foreign Currency denominated Securitization Products

		Balances as of Mar.09*1,2	Marks (%) as of Mar.09	Changes in 1H FY09			Balances as of Sep.09*1,2	Marks (%) as of Sep.09	Unrealized Gains/Losses as of Sep.09*2	Realized Gains/Losses for 1H FY09*1,2 (Apr.-Sep. 09)	(Reference)
	(JPY Bn, round figures)			Gains/Losses (Realized + Changes in unrealized)	Forex rates	Sales, etc.
	3 Banks (incl. overseas subsidiaries)										Hedged proportions*3
	= Banking account	(Fair Value)	(=Fair Value / Face Value)				(Fair Value)	(=Fair Value / Face Value)
1	Foreign Currency denominated Securitization Products	540	62	36	(10)	(35)	532	64	(19)	2	approx. 60%
2	ABSCDOs, CDOs	49	23	4	(0)	(14)	38	19	1	1	approx. 40%
3	CDOs backed by RMBS	5	3	1	(0)	(1)	4	3	1	0	—
4	CDOs backed by claims against corporations (Securitization products backed by original assets (non-securitized assets))	44	55	4	(0)	(13)	34	52	0	1	approx. 40%
5	RMBS*4 (underlying assets outside US, mainly in Europe)	188	68	16	3	(2)	206	74	(6)	1	approx. 70%
6	ABS, CLOs and others	303	79	15	(13)	(19)	288	81	(14)	0	approx. 50%
7	CLOs	182	90	11	(14)	(4)	176	92	(10)	0	approx. 50%
8	ABS	69	77	7	0	(14)	62	80	(1)	3	approx. 50%
9	CMBS	52	76	(2)	1	(1)	50	75	(3)	(3)	approx. 70%

*1	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risk to third parties (hedged portion), a Reserve for Possible Losses on Investments has been provided against unrealized losses on securitization products related to the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans. The balance of reserve was approx. JPY 23 Bn as of Sep. 30, 2009. Since securities were recognized at fair value on the consolidated balance sheet, the relevant balances as of Mar. 31, 2009 and Sep. 30, 2009 were those after being offset by the amount of Reserve for Possible Losses on Investments.

*2	With respect to the vast majority of credit investments in securitization products made as an alternative to loans by the European, North American, and other offices, we changed the calculation method for fair value and applied reasonably calculated prices based on the reasonable estimates of our management as fair value. (The book value of the relevant securitization products after the aforementioned change: approx. JPY 521Bn as of Sep. 30, 2009. Please refer to page 1-29 of our Financial Statements for the Second Quarter of Fiscal 2009.)

(Impact in 1H FY2009) Balance as of Sep. 30, 2009: approx. +JPY 133Bn, Unrealized Gains / Losses as of Sep.30, 2009: approx. +JPY 8Bn, P&L impact for 1H FY2009: approx. +JPY 15Bn

*3	The proportions of balances (fair value) of the securitization products, as of Sep. 30, 2009, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risk to third parties until maturity. In some of the securitization schemes, a portion of credit risk of the reference assets remained with Mizuho Financial Group through our retaining a small first loss position and a portion of senior tranches.

(Reference) CDS counterparties†1:

Financial services subsidiary (A- rating) of a multi-line insurance company: approx. JPY 158Bn

Government-affiliated financial institution (AA- rating): approx. JPY 89Bn

†1	Notional amount basis. Ratings were based on the lowest external ratings as of Sep. 30, 2009.

*4	Excluded US government-owned corporation bonds and government-sponsored enterprise bonds.

•

The total balance (fair value) of the US government-owned corporation (Ginnie Mae) bonds and government-sponsored enterprises (GSE) (Fannie Mae, Freddie Mac) bonds held as of Sep. 30, 2009 was approx. JPY 610Bn (almost all of the total balance was RMBS guaranteed by Ginnie Mae), with approx. JPY 13Bn of unrealized gains).

•	There was no holding of stocks of these entities.

(Note) See P49 for details of breakdown by credit rating and geographic distribution and P50 for details of Yen denominated securitization products.

Overseas ABCP program / US Monoline / Loans Held for Sale / Others (round figures)

Overseas ABCP program related (Sep. 09)

Assets acquired by overseas ABCP conduits

•	Balance as of Sep. 30, 2009: approx. JPY 84Bn

•	Breakdown of acquired assets

(Note) No US subprime mortgage loan-related assets were included

*1:	The above included approx. JPY 33Bn of securitization products backed by marked assets. The change in balance of the above-mentioned securitization products from Mar. 31, 2009 (approx. -JPY 49Bn) was primarily due to the redemption at maturity.

Securitization products and loans guaranteed by US monolines (Sep. 09)

Securitization products guaranteed by US monolines

•	Nil

(approx. JPY 4Bn of securitization products held by Mizuho Corporate Bank, which were backed by auto lease receivables, were sold in the 2nd quarter of FY2009. Gains on sales: approx. JPY 2Bn)

Loans guaranteed by US monolines

•

Approx. JPY 15Bn of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approx. JPY 7Bn was drawn down). No US subprime mortgage loan-related exposures were included.

•	There were no particular concerns about the credit conditions of the aforementioned projects as of Sep. 30, 2009.

Loans to mortgage lenders in US (working capital, etc.) (Sep. 09)

•	Approx. JPY 28Bn (Approx. 20% of the lenders concerned had external ratings in the “A” range*[2], and the rest had ratings in the “BB” range*2).

*2 Based on the lowest external ratings as of Sep. 30, 2009.

Loans Held for Sale

Balances of Loans Held for Sale including overseas LBO transactions

(for which Reserve for Possible Losses on Sales of Loans was recorded)

(JPY Bn)	Loans held for sale	Reserve for Possible Losses on Sales of Loans	Reserve ratio
Mar. 09	approx. 105	28	27.2%
Forex rate impact	approx. 2	—	—
Newly underwritten	—	—	—
Sales, etc.	approx. (9)	—	—
Sep. 09	*[3] approx. 98	27	28.1%

*3 of which approx. JPY 5Bn was unused commitments

(Additional explanation)

•

The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 34.3%, if including the balances of loans held for sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•

Out of the above-mentioned JPY 98Bn, the LBO / MBO related loans held for sale amounted to approx. JPY 85Bn, and the relevant reserve ratio was 29.6% (The figures exclude those related to Intensive Control Obligors or below. The reserve ratio would be 35.9%, if including the balances of loans held for sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances).

•

Reserve for Possible Losses on Sales of Loans was provided based on the priority of the following valuation methods: (1) market prices, (2) indicative prices in the market, market prices of similar transactions, (3) prices calculated by proprietary model reflecting factors relative to each local market conditions.

•	Top 5 transactions accounted for approx. 90%.

By Geographic Distribution (Sep. 09)

(Reference) Leveraged Loans (held for sale + own loan portfolio)

•	Balances as of Sep. 30, 2009: approx. JPY 1.1Tn

(of which held for sale: approx. JPY 0.1Tn)

(Additional explanation)

•	Balances primarily include LBO financing and MBO financing.

•	Includes commitments that had not been drawn but the documentations had been concluded.

By Geographic Distribution (Sep. 09)

Securities Subsidiaries

Foreign Currency denominated Securitization Products

	(JPY Bn, round figures) Mizuho Securities (incl. overseas subsidiaries)	Balances as of Mar.09	Marks (%) as of Mar.09	Changes in 1H FY09			Balances as of Sep. 09	Marks (%) as of Sep. 09	Realized Gains/Losses for 1H FY09 (Apr.-Sep. 09)
				Realized Gains / Losses	Forex rates	Sales, etc.
	= Trading account	(Fair Value)	(=Fair Value / Face Value)				(Fair Value)	(=Fair Value / Face Value)
1	Foreign Currency denominated Securitization Products	39	12	1	(3)	(2)	35	12	1
2	ABSCDOs, CDOs	6	2	(0)	(1)	(4)	1	0	(0)
3	CDOs backed by RMBS	6	2	(0)	(1)	(4)	*1 1	0	(0)
4	CDOs backed by CMBS	—	—	0	—	—	—	—	0
5	RMBS	1	1	0	(0)	(1)	0	0	0
6	RMBS backed by US subprime mortgage loans	0	2	(0)	(0)	0	0	0	(0)
7	RMBS except above *2 (RMBS backed by mid-prime loans, prime loans and others)	1	1	0	(0)	(1)	0	0	0
8	ABS, CLOs and others	32	79	1	(3)	3	34	81	1
9	CLOs	24	83	(1)	(2)	(0)	22	79	(1)
10	CMBS	0	14	(0)	(0)	0	0	14	(0)
11	SIV-related	*3 8	72	2	(1)	*3 3	*3 12	86	2

*1	The proportion of US subprime mortgage loan-related assets to the total underlying assets was approx. 20%. Approx. 30% of the balance (fair value) consisted of Super Senior tranche.

*2	Excluded US government-owned corporation bonds and government-sponsored enterprises bonds.

•

As of Sep. 30, 2009, approx. JPY 34 Bn of RMBS issued or guaranteed by Ginnie Mae or GSE (Fannie Mae, Freddie Mac) and approx. JPY 107 Bn of corporate bonds issued by Fannie Mae or Freddie Mac were held for the purpose of, among other things, market-making activities in the US.

•	All the bonds mentioned above were subject to mark-to-market accounting so that there were no unrealized losses.

•	There was no holding of stocks of these entities.

*3	Obtained senior bonds issued by a SIV, in settlement of CDS transactions where such bonds were treated as collateral. These CDS transactions were related to CDO structuring business.

(Note) See P49 for details of breakdown by credit rating and geographic distribution and P50 for details of Yen denominated securitization products.

CDS related to Securitization Products

		Sep. 09
	(JPY Bn, round figures) By credit ratings of counterparties*1 and reference assets	Notional Amount	Fair value of reference asset	Amount to be claimed at the settlement (NPV)	Reserves for NPV (counterparty risks)
		A	B	C	D
1	Total	172	139	33	4
2	of which counterparties are US monolines	19	16	3	1
3	AAA	—	—	—	—
4	RMBS CDOs	—	—	—	—
5	Other CDOs (backed by claims against corporations)	—	—	—	—
6	AA	104	97	7	1
7	RMBS CDOs	—	—	—	—
8	Other CDOs (backed by claims against corporations)	104	97	7	1
9	of which counterparties are US monolines	19	16	3	1
10	A-BBB	68	42	26	3
11	RMBS CDOs	19	7	11	0
12	Other CDOs (backed by claims against corporations)	49	35	15	3
13	Non-investment grade or no ratings	—	—	—	—
14	RMBS CDOs	—	—	—	—
15	Other CDOs (backed by claims against corporations)	—	—	—	—

*1:	Categorized by the lowest grade (external credit ratings as of Sep. 30, 2009) in case of crossover credit. When the counterparty was guaranteed by third parties, categorized by the higher grade of either of them. In case of SPVs which do not have issuer ratings, categorized by the parties with which final risk resided or the estimated ratings based on referencing to subordinated bonds ratings and similar transactions.

Other supplemental information

Foreign Currency denominated Securitization Products by Credit Rating and Geographic Distribution

Foreign Currency denominated Securitization Products by Credit Rating and Geographic Distribution (Banking Subsidiaries)

	3 Banks (including overseas subsidiaries)
(JPY Bn, round figures)	RMBSCDOs	CDOs backed by claims against corporations	RMBS	CLOs	ABS	CMBS	Total
Balances as of Sep. 09 (Fair value)	4	34	206	176	62	50	532

By Credit Rating
AAA	0%	10%	10%	26%	25%	19%	18%
AA	0%	18%	37%	63%	7%	32%	40%
A	0%	31%	33%	7%	41%	32%	25%
BBB	0%	24%	16%	0%	21%	8%	11%
BB or lower, no ratings	100%	17%	4%	3%	6%	9%	6%

Total	100%	100%	100%	100%	100%	100%	100%

By Geography
US	100%	3%	0%	90%	0%	0%	31%
Europe	0%	97%	91%	10%	100%	100%	66%
Asia	0%	0%	9%	0%	0%	0%	3%

Total	100%	100%	*1 100%	100%	*2 100%	100%	100%

*1: By country		*1: Vintage		*2: Major underlying assets
UK	45%	2004	5%	Credit card receivables	28%
Netherlands	24%	2005	40%	Lease /Auto loan receivables	48%
Spain	15%	2006	36%	Others	24%
Others	16%	2007	17%

Foreign Currency denominated Securitization Products by Credit Rating and Geographic Distribution (Securities Subsidiaries)

	Mizuho Securities (including overseas subsidiaries)
(JPY Bn, round figures)	RMBSCDOs	US subprime RMBS	Other RMBS	CLOs	CMBS	SIV -related	Total
Balances as of Sep. 09 (Fair value)	1	0	0	22	0	12	35

By Credit Rating
AAA	0%	0%	0%	45%	0%	0%	29%
AA	0%	0%	0%	21%	0%	0%	13%
A	0%	0%	0%	0%	0%	100%	34%
BBB	0%	6%	0%	0%	100%	0%	0%
BB or lower, no ratings	100%	94%	100%	33%	0%	0%	24%

Total	100%	100%	100%	100%	100%	100%	100%

By Geography
US	100%	100%	100%	67%	100%	100%	79%
Europe	0%	0%	0%	0%	0%	0%	0%
Asia	0%	0%	0%	32%	0%	0%	20%

Total	100%	100%	100%	100%	100%	100%	100%

		Vintage
		2006	33%
		2007	46%

Yen denominated Securitization Products

Yen denominated Securitization Products (Banking Subsidiaries)

		3 Banks (including overseas subsidiaries)
	(JPY Bn, round figures)	Balances as of Sep. 09	Unrealized Gains/ Losses as of Sep. 09
		(Fair Value)
1	Yen denominated Securitization Products	2,301	*1 (19)
2	ABSCDOs, CDOs	91	3
3	CDOs backed by RMBS	—	—
4	CDOs except above	91	3
5	CDOs backed by claims against corporations	90	3
6	CDOs backed by CMBS	1	(0)
7	RMBS *2	1,040	(3)
8	ABS, CLOs and others	1,170	(19)
9	CMBS	810	(19)
10	ABS	315	1
11	CLOs	45	(1)
	(Reference)	3 Banks (including overseas subsidiaries)
	(JPY Bn, round figures)	Balances as of Sep. 09	Unrealized Gains/ Losses as of Sep. 09
		(Fair Value)
12	Foreign Currency denominated Securitization Products	532	(19)
13	Total Securitization Products (yen and foreign currency denominated)	2,833	(38)

Yen denominated Securitization Products (Securities Subsidiaries)
		Mizuho Securities (including overseas subsidiaries)
	(JPY Bn, round figures)	Balances as of Sep. 09	Realized Gains/Losses for 1H FY09
		(Fair Value)
1	Yen denominated Securitization Products	135	0
2	ABSCDOs, CDOs	10	4
3	CDOs backed by RMBS	1	(0)
4	CDOs except above	9	4
5	CDOs backed by claims against corporations	9	4
6	CDOs backed by CMBS	—	—
7	RMBS *2	6	(0)
8	ABS, CLOs and others	119	(4)
9	CMBS	13	(0)
10	ABS	102	(4)
11	CLOs	5	(0)
	(Reference)	Mizuho Securities (including overseas subsidiaries)
	(JPY Bn, round figures)	Balances as of Sep. 09	Realized Gains/Losses for 1H FY09
		(Fair Value)
12	Foreign Currency denominated Securitization Products	35	1
13	Total Securitization Products (yen and foreign currency denominated)	170	1

*1:	Realized gains for banking subsidiaries in 1H FY2009 was approx. JPY 6Bn.

*2:	Represented RMBS originated by Japanese financial institutions and others.

(Japan Housing Finance Agency Bonds were excluded.)

<Reference> Balance of Japan Housing Finance Agency Bonds as of Sep. 30, 2009

Banking subsidiaries       Balance: approx. JPY 352Bn, Unrealized gains: approx. JPY 2Bn

Securities subsidiaries     Balance: approx. JPY 2Bn, Realized gains/losses: negligible